EXHIBIT 99.10

Press Release

Total Closes the Maersk Oil Acquisition

and Becomes the Second-Largest Operator in the North Sea

Paris, March 8th, 2018 - Total announces the closing of the Maersk Oil acquisition signed on 21st of August 2017. It brings to Total around 1 billion barrels of oil equivalent of 2P/2C reserves and resources, mainly in the OECD countries, and a production of about 160,000 barrels of oil equivalent per day (boe/d) in 2018, ramping up to more than 200,000 boe/d by the early 2020s.

The acquisition of Maersk Oil allows the Group to reinforce its existing leading positions in the U.K. and in Norway, as well as to enter Denmark, making Total the second-largest operator in the North Sea with an output of 500,000 boe/d by 2020.

“This major acquisition is a success on many levels,” said Patrick Pouyanné, Chairman and CEO of Total. “First, it illustrates our strategy to build on our strengths and grow our presence in Total’s core areas, like the North Sea, to strengthen our leadership there. Second, it brings high-quality and low-breakeven assets, enhancing our worldwide portfolio. Third, the strong overlap between Maersk Oil and the Group’s assets will generate more than $400 million of synergies per year.”

“We are committed to preserve and further develop Maersk Oil’s heritage by relying on the strong competencies of its teams. Our regional hub for North Sea activities is now headquartered in Copenhagen. Moreover, we welcome a major new shareholder — A.P. Moller-Maersk — which will hold 3.70% of the Group’s capital,” he added.

The transaction also strengthens other growth areas of Total, in particular in Algeria and in the Gulf of Mexico in the United States. It is immediately accretive to both cashflow per share and earnings per share.

The effective date of the transaction is the 8th of March 2018. Under the agreed terms, A.P. Moller-Maersk will receive a consideration of $4.95 billion in Total shares (around 97.5 million shares based on average share price of the 20 business days prior the signing date of the 21st of August 2017) and Total will assume $2.5 billion of Maersk Oil’s debt.

Key assets of Maersk Oil

North Sea

•	8.44% of the giant Johan Sverdrup oil field, Norway

•	start-up planned in 2019

•	Phase 1: production capacity of 440,000 boe/d

•	Phase 2: expansion to 660,000 boe/d

•	49.99% of the Culzean gas field, U.K.

•	start-up planned in 2019

•	production capacity of 100,000 boe/d

•	31.2% of the Tyra producing gas field, Denmark

•	start-up of redevelopment phase planned after 2020

•	redevelopment enabling a production capacity of 55,000 boe/d

United States

•	25% of the Jack producing oil field

•	production capacity of 50,000 boe/d

Algeria

•	12.25% of the El-Merk, Hassi Berkine producing oil fields

•	production capacity of 400,000 boe/d

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.